Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Set forth below are the following unaudited pro forma financial statements:

•
the unaudited pro forma condensed combined balance sheet as of December 31, 2006 assuming the merger between Pace and CONMED, the Private Placement and the Plan of Recapitalization occurred as of the balance sheet date presented; and

•
the unaudited pro forma condensed combined statement of operations for year ended December 31. 2006, assuming the merger between Pace and CONMED, the Private Placement and the Plan of Recapitalization occurred as of January 1, 2006.

The unaudited pro forma condensed combined financial statements give effect to the transaction between Pace and CONMED. The purchase price has been allocated among the fair values of the assets and liabilities of CONMED, while the historical results of Pace are reflected in the results of the combined company. The transaction has been accounted for under the purchase method of accounting in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations.” Under the purchase method of accounting, the total estimated purchase price, calculated as described in Notes to these unaudited pro forma condensed combined financial statements, is allocated to the net tangible and intangible assets acquired and liabilities assumed in connection with the transaction, based on their estimated fair values as of the completion of the transaction. Management has made a preliminary allocation of the estimated purchase price to the tangible and intangible assets acquired and liabilities assumed based on various preliminary estimates. A final determination of these estimated fair values will be based on the actual net tangible and intangible assets of CONMED that exist as of the date of completion of the transaction.

The unaudited pro forma condensed combined financial statements are presented for informational purposes only, are based on certain assumptions that Pace and CONMED believe to be reasonable, and do not purport to represent the companies’ combined financial condition nor results of operations had the merger occurred on or as of the dates noted above or to project results for any future date or period. In the opinion of management, all adjustments have been made that are needed to present fairly the unaudited pro forma condensed combined financial information. The information is subject to a number of uncertainties, relating to the merger and related matters, including among other things, estimates, assumptions and uncertainties regarding the amount of accruals for direct acquisition costs and the amount of expenses and other costs relating to the merger and the actual amount of identified intangible assets and goodwill that will result from the merger. Accordingly, the unaudited pro forma condensed combined financial information does not purport to be indicative of the actual results of operations or financial condition that would have been achieved had the merger in fact occurred on the dates indicated, nor does it purport to be indicative of the results of operations or financial condition that may be achieved in the future.

These unaudited pro forma condensed combined financial statements have been prepared based on preliminary estimates of fair values. Amounts preliminarily allocated to intangible assets with definite lives may change, which could result in a material change in amortization of intangible assets. Therefore, the actual amounts recorded as of the completion of the transaction may differ materially from the information presented in these unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined financial information should be read in conjunction with CONMED’s audited financial statements and related notes thereto for the year ended December 31, 2006 included in this Registration Statement and Pace’s audited financial statements and related notes thereto included in Pace’s Form 10-KSB for the year ended December 31, 2006.

PACE Health Management Systems, Inc. and CONMED, Inc.
Pro Forma Condensed Combined Balance Sheet
As of December 31, 2006

The unaudited pro forma balance sheet has been prepared assuming the Acquisition of CONMED, the Private Placement and the Plan of Recapitalization had been completed on December 31, 2006. The pro forma financial data is presented for illustrative purposes only and is not necessarily indicative of any future results of operations or the results that might have occurred if the Acquisition, Private Placement and Plan of Recapitalization had actually occurred on December 31, 2006.

	PACE as Reported 12/31/06	CONMED as Reported 12/31/06	Private Placement Accounting Entries			Acquisition Accounting Entries			Recapital-ization Accounting Entries			Pro forma 12/31/06 after Closing
ASSETS
CURRENT ASSETS
Cash	$691,058	$122,269	$13,105,000	a	)	$(7,843,998)	b	)				$6,074,329
Accounts receivable	458	1,304,193	-			-						1,304,651
Prepaid expenses	13,287	226,629	-			-						239,916
Cash held in escrow	500,000	-	-			(250,000 (250,000)	b g	) )				-
Total current assets	1,204,803	1,653,091	13,105,000			(8,343,998)						7,618,896
PROPERTY AND EQUIPMENT, net	-	45,861	-			-						45,861
OTHER ASSETS
Deferred tax asset	-	-	-			297,000	c	)				297,000
Service contracts acquired	-	-	-			4,500,000	d	)				4,500,000
Non-compete agreements	-	-	-			1,000,000	e	)				1,000,000
Goodwill	-	-	-			6,112,700	g	)				6,112,700
Other	517,458	-	(296,218)	a	)	(221,240)	b	)				-
Deposit	-	2,424	-			-						2,424
Total other assets	517,458	2,424	(296,218)			11,688,460						11,912,124
	$1,722,261	$1,701,376	$12,808,782			$3,344,462						$19,576,881
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$367,639	$580,507	$(171,218)			$(8,238)	b	)				$768,690
Accrued expenses	-	987,979	-			-						987,979
Deferred revenue	-	103,673	-			-						103,673
Notes payable, current portion	-	7326	-			-						7,326
Total current liabilities	367,639	1,679,485	(171,218)			(8,238)						1,867668
NOTES PAYABLE, LONG-TERM	-	13,236	-			-						13,236
DEFERRED TAXES	-	-	-			2,145,000	g	)				2,145,000
REDEEMABLE WARRANTS	-	-	2,918,011	a	)				(2,918,011)	i	)	-
SERIES B REDEEMABLE CONVERTIBLE PARTICIPATING PREFERRED STOCK	-	-	9,906,989	a	)				(9,906,989)	i	)	-
STOCKHOLDERS' EQUITY
Series A convertible participating preferred stock	2,875,000	-	-			-			(2,875,000)	i	)	-
Series C convertible preferred stock	-	-	-			1,216,355	b	)	(1,216,355)	i	)	-
Common stock	29	300	-			(300)	h	)	1,151	i	)	1,180
Additional pain-in capital	17,903,593	-	155,000	a	)	-			16,915,204			34,818,797
Retained earnings (deficit)	(19,269,000)	8,355	-			(8,355)	h	)				(19,269,000)
Total stockholders' equity	1,354,622	8,655	155,000			1,207,700						15,550,977
	$1,722,261	$1,701,376	$2,808,782			$3,344,462						$19,576,881
Key Data Elements
Cash	691,058	122,269										6,074,329
Working capital	837,164	(26,394)										5,751,228
Net tangible assets	1,354,622	8,655										5,786,277
Debt	-	13,236										13,236

Footnotes to the Pro forma Condensed Combined Balance Sheet on the previous page

Entries related to the Financing

a)
To give effect to the issuance of $15,000,000 Series B, Redeemable Preferred Stock with warrants less deal expenses of $2,175,000, of which $125,000 of had been paid as of December 31, 2006 and $171,218 were included in accounts payable

Entries related to the Acquisition of CONMED
b)
Purchase price of $8,000,000 cash plus 8,000 shares of Series C Preferred Stock convertible into 800,000 shares of common stock, less $250,000 which was being held in escrow plus deal expenses of $307,000, including $213,002 paid and $8,238 accrued as of December 31, 2006, and an adjustment in the minimum equity requirement of CONMED estimated to be $391,645 at December 31, 2006. The value of the shares issued is estimated as follows:

800,000 shares at $2.01 per share	$1,608,000
Less: equity adjustment (156,658 shares)	(391,645)
Total equity issued	$1,216,355

c)
Reflects adjustments of deferred tax assets. As of December 31, 2006, PACE had recorded deferred tax assets for net operating loss carryforwards, R&D credit carryforwards and warrants totaling $6,957,000, which were offset by a valuation allowance of $6,957,000. The Company believes that 382 Change of Control Limitations will apply to this transaction and the deferred tax asset will be reduced to an amount equal to approximately $297,000.

d)	Records the value of service contracts acquired based on the estimated operating profit for the remaining life of existing contracts plus option renewal periods
e)	Records the value of non-compete agreements and employment agreements for the principal shareholders of CONMED as part of the Acquisition.
f)	Deferred tax liability related to the projected amortization of the service contracts and non-compete/employment agreements acquired
g)	Reflects the value of goodwill acquired based the following purchase price allocation.

Cash purchase price	$8,000,000
Escrow deposit forfeited	250,000
Deal expenses	307,000
Stock issued	1,216,355
Total purchase price	9,773,355

Historical net book value	8,655
Change in valuation allowance	297,000
Identified intangibles	5,500,000
Deferred taxes on intangibles	(2,145,000)
Fair value of net identified assets acquired	3,660,655
Goodwill	$6,112,700

h)	Eliminate the equity of CONMED

Entries related to the Plan of Recapitalization
i) All of the Series A, B and C preferred shares automatically convert into common shares following the Plan of Recapitalization.

PACE Health Management Systems, Inc. and CONMED, Inc.
Pro forma Statement of Operations
For the Year Ended December 31, 2006

The following pro forma Condensed Combined Statement of Operations is prepared to reflect financial results as if the Acquisition, Private Placement and Plan of Recapitalization had occurred as of the beginning of the period. The pro forma financial data is presented for illustrative purposes only and is not necessarily indicative of any future results of operations or the results that might have occurred if the Acquisition, Private Placement and Plan of Recapitalization had occurred on January 1, 2006.

	PACE as Reported 12/31/06	CONMED as Reported 12/31/06	Entries Related to the Acquisition			Entry related to the Plan of Recapital-ization			Pro forma 12/31/06
Revenue	$-	$16,776,724	$-						$16,776,724

OPERATING EXPENSES:
Salaries and employee benefits	-	9,431,427	-						9,431,427
Lab fees and medical supplies	-	4,782,506	-						4,782,506
Other operating expenses	466,686	1,511,466	-						1,978,152
Amortization of service contracts	-	-	1,909,000	a	)				1,909,000
Amortization of employment contracts	-	-	268,800	b	)				268,800
Total operating expenses	466,686	15,725,399	2,177,800						18,369,885

Operating income (loss)	(466,686)	1,051,325	(2,177,800)						(1,593,161)

Interest (income) /expense	(67,230)	(2,924)	-						(70,154)

Income (loss) before income taxes	(399,456)	1,054,249	(2,177,800)						(1,523,007)

Provision for income taxes (benefits)	-	-	(594,000)	c	)				(594,000)

Net income (loss)	(399,456)	1,054,249	(1,583,800)						(929,007)

Preferred dividends in arrears	287,500	-	-			(287,500)	d	)	-

Net loss attributable to common shareholders	$(686,956)								$(929,007)

LOSS PER COMMON SHARE
Basic and diluted	$(0.12)								$(0.08)

WEIGHTED AVERAGE SHARES OUTSTANDING
Basic and diluted	5,716,074								11,800,026	e	)

a)	Amortization of the capitalized value of acquired service contracts for the first year from the date of acquisition based on the life of individual contracts.
b)	Amortization of the capitalized value of acquired employment and non-compete agreements for the first year from the date of acquisition.
c)	Based an on estimated federal and state effective tax rate of 39% of pro forma loss.
d)	Removal of the impact of the dividend for the Series A preferred stock dividend that converted to common as part of the Plan of Recapitalization.
e)	Options and warrants were excluded from the computation of diluted loss per share because the effect of their inclusion would be antidilutive. Weighted shares are based on the outstanding shares after the Plan of recapitalization